Exhibit 99.1

Enerplus Announces Cash Dividend for January 2019

CALGARY, Dec. 17, 2018 /CNW/ - Enerplus Corporation ("Enerplus") (TSX & NYSE: ERF) announces that a cash dividend in the amount of CDN$0.01 per share will be payable on January 15, 2019 to all shareholders of record at the close of business on December 28, 2018. The ex-dividend date for this payment is December 27, 2018.

The CDN$0.01 per share dividend is equivalent to approximately US$0.01 per share if converted using the current Canadian/US dollar exchange rate of 0.7474. The U.S. dollar equivalent dividend will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may be applicable. Dividends paid by Enerplus are considered an "eligible dividend" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

About Enerplus
Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States committed to creating value for its shareholders through a disciplined capital investment strategy.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/December2018/17/c3697.html

%CIK: 0001126874

For further information: T. 403-298-2200, F. 403-298-2211, www.enerplus.com

CO: Enerplus Corporation

CNW 06:00e 17-DEC-18